UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PAR TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-09720	16-1434688
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PAR Technology Park, 8383 Seneca Turnpike
New Hartford, New York	13413-4991
(Address of Principal Executive Offices)	(Zip Code)

Cathy A. King
Vice President & General Counsel
(315) 738-0600
(Name and Telephone Number Including Area Code of the Person to Contact in Connection With This Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 -  Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

PAR Technology Corporation (the “Company”) has filed a Conflict Minerals Report which appears as Exhibit 1.01 hereto and is publicly available at: https://www.partech.com/about-us/investors/sec-filings/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02  Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 -  Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAR TECHNOLOGY CORPORATION
(Registrant)

Date: June 1, 2020	/s/ Bryan A. Menar
Bryan A. Menar
Chief Financial and Accounting Officer
(Principal Financial Officer)